Exhibit 99.1

December 2, 2024

To whom it may concern:

Company name	CUMICA Corporation
Representative	President & Representative Director
Hironori Iijima
(Code: 8887, TSE Standard Market)
Inquiries	Head of Corporate Planning Office
Masanori Kanno
(Tel.: 03-5801-0712)

Company name	SYLA Technologies Co., Ltd.
Representative	Chairman & CEO
Hiroyuki Sugimoto
(Code: SYT, NASDAQ)
Inquiries	IR/PR Group Takeshi Fuchiwaki
(Tel. 03-4560-0663)

Notice of Execution of Share Exchange Agreement Related to Management Integration of CUMICA Corporation and SYLA Technologies Co., Ltd., Change of Trade Name, and Partial Amendment of Articles of Incorporation

CUMICA Corporation (“CUMICA”) and SYLA Technologies Co., Ltd. (“SYLA”) resolved at the Board of Directors meetings held by both companies today to carry out a management integration of the two companies (the “Management Integration”) and carry out a share exchange with CUMICA as the share exchange wholly-owning parent company and SYLA as the share exchange wholly-owned subsidiary (the “Share Exchange”), and executed a share exchange agreement between the two companies (the “Share Exchange Agreement”), and hereby give notice as follows.

The Share Exchange is scheduled to take effect on June 1, 2025 if approval of the Share Exchange Agreement is obtained by special resolution at the extraordinary general meetings of shareholders of both companies scheduled to be held on February 14, 2025.

SYLA holds 3,688,300 CUMICA common shares (the “CUMICA Shares”) (which accounts for 30.58% (rounded down to the second decimal place; the same applies to the calculation of shareholding ratio below) of the 12,060,300 shares that are the total number of issued shares as of September 30, 2024) and constitutes CUMICA’s largest shareholder that is its major shareholder and otherwise related company.

If the aforementioned approval is obtained, SYLA’s American depositary shares (the “SYLA ADSs”; 100 SYLA ADSs represent one share of SYLA common stock (the “SYLA Shares”)) are scheduled to be delisted from the U.S. Nasdaq stock market on May 29, 2025 (U.S. time) (last trading date of May 28, 2025 (U.S. time)), ahead of the effective date of the Share Exchange (June 1, 2025 (scheduled)).

Even if the Share Exchange is implemented, we plan to continue to maintain the listing of the CUMICA Shares on the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) Standard Market. In this regard, CUMICA may constitute “a company that has entered into a grace period pertaining to loss of status of being a substantive surviving company due to a merger, etc.” under the Delisting Criteria of the Tokyo Stock Exchange, but even if designated as a company that has entered into a grace period, we will do our best to ensure that CUMICA is found to satisfy criteria equivalent to the initial listing examination criteria.

In addition, CUMICA plans to submit a proposal to amend the Articles of Incorporation (the “Articles of Incorporation Amendment”) to change the trade name (the “Trade Name Change”) and to change the head office location and the total number of authorized shares, etc. at CUMICA’s extraordinary general meeting of shareholders scheduled to be held on February 14, 2025, subject to the Share Exchange taking effect.

The business combination described in this document involve securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Certain financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the parties, reference is made to the parties’ periodic reports filed from time to time with the relevant securities authorities, including, but not limited to, the risks detailed in their annual securities reports or annual reports. Forward-looking statements speak only as of the date the statements are made. The parties assume no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the parties do update one or more forward-looking statements, no inference should be drawn that the parties will make additional updates with respect thereto or with respect to other forward-looking statements.

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Particulars

I. Regarding Management Integration Through the Share Exchange

1. Background and Purpose of the Management Integration

CUMICA operates in the development and sales of family condominiums, primarily in Saitama Prefecture. Its condominium brands, BELLE DEMEURE and BELJOUR, are particularly noted for their high quality and environmental considerations, showcasing its advanced construction techniques. CUMICA has operated real estate development and construction business while leveraging its unique creativity and cost-effective business model developed through 40 years of condominium development focused on local communities.

SYLA, with its mission of “democratizing real estate investment around the world and enriching the 100-year life era with technology and asset management,” engages in the proptech business centered on asset management platform “Rimawari-kun,” development and operation of Rimawari-kun AI, and real estate development business including the SYFORME series.

Recent years have seen rapid changes to the external environment surrounding us, with accelerating movement of the currents that influence long-term economic trends, such as decarbonization, decrease in the working population, technological progress, urbanization, rapidly rising construction costs, and a rise in market interest rates. With these changes in the external environment comes the need for the real estate industry to transform its traditional business model and respond to rapid market changes. Even traditional real estate development is facing significant challenges, including more efficient development processes, project management with limited personnel, timely information sharing and utilization, and mutual utilization of human resources. In this environment, the two companies entered into a capital and business alliance agreement on January 23, 2024 with the aim of creating business synergies by leveraging their respective strengths and expertise and complementing each other’s business models. Specifically, in April 2024, CUMICA promoted collaboration between the companies by subscribing for the third-party allotment for a capital increase by SYLA’s wholly-owned subsidiary SYLA Co., Ltd. in order to promote joint projects by CUMICA and SYLA and to share SYLA’s condominium development expertise. In addition, in August 2024, from the perspective of raising funds and strengthening CUMICA’s financial base, SYLA sought to further strengthen the relationship by subscribing to shares of CUMICA’s capital increase through third-party allotment.

In the actual collaboration between CUMICA and SYLA, the two companies have been exploring the development of new products such as Combined Residence (a blend of family and single-room layouts within a single building) and Senior Tech Mansion (nursing care × IoT senior tech condominium). In addition, a wide range of other collaborations have also been carried out, including SYLA providing CUMICA with operational support such as business administration and information system services, as well as financial support. However, CUMICA’s business base and the business environment surrounding CUMICA have become highly unstable due to changes in the external environment caused by background factors such as high procurement costs due to the ongoing sharp depreciation in the yen, putting CUMICA in a difficult position, the current collaboration framework is not expected to be sufficient to realize further synergies, and CUMICA’s business performance has continued to decline recently. Specifically, CUMICA’s sales for the fiscal year ended May 2024 decreased approximately 36% from the previous year to approximately 4.8 billion yen, and operating income decreased approximately 73% from the previous year to approximately 300 million yen. Furthermore, forecasts for the current fiscal year ending May 2025 have been repeatedly revised downward, with sales expected to be approximately 4.7 billion yen and operating income expected to be approximately 140 million yen, a further decrease compared to last year.

Based on CUMICA’s business performance mentioned above and the situation that most of CUMICA’s business operations depend on SYLA, in order to further stabilize CUMICA’s business base and create a growth strategy together with CUMICA, SYLA came to the understanding that it was essential to integrate the management of both companies, and held repeated discussions within SYLA regarding management integration with CUMICA. During the course of those discussions, SYLA came to believe that it would be possible to build an efficient management system and establish a business base that is unaffected by the environment with the goal of improving the profitability of the entire group and strengthening corporate structure by integrating the management resources of both companies by means of implementing a share exchange in which CUMICA becomes the share exchange wholly-owning parent company and SYLA becomes the share exchange wholly-owned subsidiary, and moved forward with examining the Share Exchange. Specifically, SYLA came to the conclusion that, from the perspective of the nature of both companies’ business – namely that they both conduct their business in Japan – which of the two companies would be best to be delisted after the integration, and as a result of comprehensive consideration from the perspective of the realization of a more nimble growth strategy after the integration and the impact, etc. on the interests of CUMICA’s minority shareholders and SYLA’s shareholders, the best option was to aim to improve corporate value for the group as a whole by implementing management with further group integration by means such as making SYLA a wholly-owned subsidiary through a share exchange, optimizing the group-wide organizational structure, optimizing personnel, expanding business opportunities through information aggregation, consolidating duplicate operations at each location, and achieving an optimal financial strategy for the group as a whole, and on September 18, 2024, SYLA proposed the Share Exchange to CUMICA.

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In response to SYLA’s above proposal, CUMICA began concrete examination of the Share Exchange. In addition, when it began concrete examination of the Share Exchange, because SYLA is CUMICA’s largest shareholder that is its major shareholder and otherwise related company, and CUMICA has two directors who are dispatched to it from SYLA, on September 24, 2024, CUMICA established a special committee (the “Special Committee”) comprising independent members without an interest in SYLA, CUMICA’s largest shareholder that is its major shareholder and otherwise related company, in order to eliminate the risk of a structural conflict of interest with SYLA and conduct examination of the Share Exchange from a standpoint independent from SYLA and CUMICA to eliminate the risk of arbitrariness and conflict of interest in the decision-making process for the Share Exchange by CUMICA’s board of directors, ensure the fairness of the Share Exchange, and obtain an opinion as to whether a decision by CUMICA’s board of directors to carry out the Share Exchange would be disadvantageous to minority shareholders, and also put in place a framework for specific examination, such as engaging outside experts. As a result of carefully examining SYLA’s proposal under this framework, CUMICA came to the understanding that the Share Exchange would contribute to the improvement of CUMICA’s corporate value because the Share Exchange would facilitate closer collaboration between both companies’ groups and speed up management decision-making by optimizing the group-wide organizational structure and make it possible to create new business opportunities and therefore achieve a more nimble management strategy for both companies’ groups from a medium- to long-term perspective by further leveraging management resources such as the human resources, assets, technology, and expertise of both companies’ groups and implementing an optimal financial strategy for the group as a whole.

As a result of the above examination by both companies, CUMICA and SYLA agreed that in order to nimbly adapt to significant changes to the environment, further break new ground in the field of advanced real estate business, realize the business of both companies at a high level with speed, and continue to expand the business base and strengthen the financial base, it is necessary to promote their business as one team based on a unified vision and philosophy through the Management Integration, and came to the conclusion that it is necessary to integrate the management of both companies as soon as possible with commitment on both sides in order to build a close collaborative and capital relationship and came to execute the Share Exchange Agreement.

The strengths of CUMICA’s real estate development, construction, and real estate sales businesses lie in a network of business partners and community-based services, while those of SYLA’s real estate and crowdfunding businesses can be found in technology, such as procurement and funding using real estate crowdfunding, and purchasing and sales utilizing AI and big data. Through the Management Integration, the companies will accelerate the realization of synergies by leveraging mutual strengths in their respective businesses going forward. At the same time, by optimizing the group-wide organizational structure, optimizing personnel, expanding business opportunities through information aggregation, consolidating duplicate operations at each location, and implementing an optimal financial strategy for the group as a whole, the two companies will integrate their management resources to build an efficient management system and work toward improving the profitability of the entire group and strengthening corporate structure with the goal of creating a business base that is unaffected by the environment.

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2. Outline of the Management Integration

(1) Management Integration schedule

Date of Board of Directors resolution regarding share exchange agreement, and agreement execution date (both companies)	Monday, December 2, 2024
Extraordinary general meeting of shareholders record date (CUMICA)	Tuesday, December 17, 2024 (scheduled)
Date of extraordinary general meeting of shareholders (CUMICA, SYLA)	Friday, February 14, 2025 (scheduled)
Last trading date (SYLA)	Wednesday, May 28, 2025 (U.S. time) (scheduled)
Delisting date (SYLA)	Thursday, May 29, 2025 (U.S. time) (scheduled)
Scheduled date of share exchange (effective date)	Sunday, June 1, 2025 (scheduled)

(Note 1) The above schedule is subject to change by agreement of both companies.

(2) Method of the Management Integration

The Share Exchange will be a share exchange in which CUMIC will become the wholly-owning parent company and SYLA will become the wholly-owned subsidiary.

The Share Exchange is scheduled to take effect on June 1, 2025 after receiving approval of the Share Exchange Agreement by resolution at the respective extraordinary general meetings of shareholders of CUMICA and SYLA scheduled to be held on February 14, 2025.

SYLA is expected to vote in favor of the proposal regarding the Share Exchange Agreement at the extraordinary general meeting of shareholders of CUMICA scheduled for February 14, 2025.

(3) Details of allotment related to the Share Exchange

	CUMICA (share exchange wholly-owning parent company)	SYLA (share exchange wholly-owned subsidiary)
Exchange ratio for the Share Exchange	1	110.00
Number of shares of stock to be delivered through the Share Exchange	CUMICA common stock: 34,371,590 shares (planned)

(Note 1) Share allotment ratio

For each share of the SYLA Shares, 110.00 shares of the CUMICA common shares will be delivered. Furthermore, the above share exchange ratio may, if a significant change has occurred in the various conditions that form the basis of the calculation, be changed by agreement after consultation between CUMICA and SYLA.

(Note 2) Number of shares of common stock to be delivered through the Share Exchange

At the time of the Share Exchange, CUMICA shall allot and deliver to shareholders of SYLA at the time immediately before the time of CUMICA’s acquisition of all SYLA Shares through the Share Exchange (the “Reference Time”) (however, this refers to shareholders after the cancellation of the treasury shares as set forth below) a number of CUMICA Shares calculated based on the exchange ratio in the table above in exchange for the SYLA Shares held by such shareholders. CUMICA plans to allot newly issued common shares.

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In addition, by resolution at a SYLA Board of Directors meeting held by the day before the effective date of the Share Exchange, SYLA plans to cancel at the time immediately before the Reference Time all of the treasury shares (including treasury shares acquired by SYLA through purchase of shares related to a share purchase demand exercised pursuant to the provisions of Article 785(1) of the Companies Act upon the Share Exchange) held as of the time immediately before the Reference Time. The total number of CUMICA Shares to be allotted and delivered through the Share Exchange may be revised going forward depending on the number of treasury shares that SYLA holds by the time immediately before the Reference Time, etc.

Furthermore, the above “Number of shares to be delivered through the Share Exchange” assumes that the share options issued by SYLA that are in a condition allowing exercise are all exercised by the day before the effective date of the Share Exchange, and if some or all of the share options have not been exercised, the number of shares to be delivered through the Share Exchange will decrease.

(Note 3) Handling of CUMICA Shares held by SYLA

SYLA already holds CUMICA Shares (3,688,300 shares) and will come to hold shares of the wholly-owning parent company CUMICA due to the Share Exchange taking effect, but after the effective date of the Share Exchange, the relevant shares, including dividends in kind to CUMICA, are planned to be disposed of at an appropriate time in accordance with the provisions of the Companies Act.

(Note 4) Handling of shares less than one unit

SYLA shareholders who hold CUMICA shares constituting less than one unit (less than 100 shares) as a result of the Share Exchange will not be able to sell such shares less than one unit on a financial instruments exchange market, but may avail themselves of the following system for CUMICA’s shares less than one unit.

System for purchasing shares less than one unit (sale of shares less than one unit)

This system allows holders to demand that CUMICA purchase shares less than one unit that they hold based on the provisions of Article 192(1) of the Companies Act.

(4) Handling of share options and bonds with share options associated with the Share Exchange

As share options remaining as of this date, SYLA has issued the share options set forth in the column of “Share options issued by SYLA” in the table below (6,255 in total, with the number of underlying SYLA Shares being 48,176 shares in total) (The Series 2 share options and Series 11 share options that were issued by SYLA in the past have expired, and it has not issued any bonds with share options).

Share options issued by SYLA				Share options issued by CUMICA
Series No.	Number of share options	Number of underlying Shares (Note 1)	Exercise price (Note 2)	Series No.	Number of share options (Note 3)	Number of underlying Shares (Note 3) (Note 4)	Exercise price (Note 2)
Series 1	132	13,200	8,000 yen	Series 1	132	1,452,000	73 yen
Series 3	10	1,000	8,000 yen	–	–	–	–
Series 4	2	200	11,600 yen	Series 2	2	22,000	106 yen
Series 5	283	28,300	8,000 yen	Series 3	283	3,113,000	73 yen
Series 6	415	415	33,320 yen	Series 4	415	45,650	303 yen
Series 7	810	810	45,140 yen	Series 5	810	89,100	411 yen
Series 8	50	50	48,060 yen	Series 6	50	5,500	437 yen
Series 9	3,211	2,889	Amount of 0.01 USD converted into JPY at the exchange rate on the date of exercise	Series 7	3,211	317,889	0.00009 USD converted into JPY at the exchange rate on the date of exercise
Series 10	1,312	1,312	10 USD	Series 8	1,312	144,320	0.09 USD converted into JPY at the exchange rate on the date of exercise

(Note 1)	The class of underlying shares is SYLA Shares. The above table presents the number of shares to be acquired that is obtained by multiplying the number of shares of the underlying SYLA Shares per share option for each series by the number of share options.

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(Note 2)	The exercise price of a share option is the amount to be paid per share upon exercise of the share option. It may be subject to adjustment.

(Note 3)	If any of the share options issued by SYLA that are exercisable are exercised, the number of share options issued by CUMICA and the number of underlying shares to be issued upon exercise of such share options will decrease in proportion to the number of such share options exercised.

(Note 4)	The class of underlying shares is CUMICA Shares. The above table presents the number of shares to be acquired that is obtained by multiplying the number of shares of the underlying CUMICA Shares per share option for each series by the number of share options.

In the Share Exchange, as set forth in the above table, CUMICA will respectively allot Series 1 through Series 8 share options issued by CUMICA to the share option holders pertaining to the Series 1 and Series 4 to 10 Share Options issued by SYLA as of the Reference Time for each such share option that they hold based on the details of each share option and the share exchange ratio of the Share Exchange.

The time limit for exercise of the Series 3 share options issued by SYLA is December 30, 2024, and because they will be extinguished before the Share Exchange takes effect, whether or not the share options are exercised, they are not subject to allotment of CUMICA’s share options.

Through this process, CUMICA plans to acquire in the Share Exchange the Series 1 and Series 4 to 10 Share Options issued by SYLA as of the Reference Time and at the same time allot and deliver newly issued Series 1 through Series 8 CUMICA share options. CUMICA plans to cancel the above acquired Series 1 and Series 4 to 10 Share Options issued by SYLA.

3. Basis, etc. for the Details of Allotment Pertaining to the Share Exchange

(1) Basis and reasons for the allotment

To ensure fairness and appropriateness in determining the share exchange ratio used in the Share Exchange described above in 2.(3) “Details of allotment related to the Share Exchange” (the “Share Exchange Ratio”), CUMICA and SYLA have each appointed a third-party calculation agent and various advisors independent from both companies.

Specifically, CUMICA has appointed KK Stand by C (“StandbyC”) as its third-party calculation agent, Mita Securities Co., Ltd. (“Mita Securities”) as its financial advisor, and TMI Associates (“TMI”) as its legal advisor, and SYLA has appointed PwC Advisory LLC (“PwC”) as its financial advisor and third-party calculation agent, and DT Legal (“DTL”) and Allen Overy Shearman Sterling GKJ (“AOS”) as its legal advisors.

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After careful discussion and consideration by CUMICA based on the contents of the calculation report regarding the share exchange ratio obtained from its third-party calculation agent StandbyC, the fact that the Share Exchange Ratio is within the range of the calculation results using the DCF method in the calculation report, and advice from its financial advisor Mita Securities and its legal advisor TMI as described in (4) “Measures to ensure fairness” below, and the report, etc. received from the special committee that has no interest in SYLA as described in (5) “Measures to avoid conflict of interest” below, CUMICA has concluded that the Share Exchange Ratio is appropriate and will contribute to the interests of CUMICA shareholders, and has therefore determined that it is appropriate to carry out the Share Exchange based on the Share Exchange Ratio.

After careful discussion and consideration by SYLA based on advice, etc. from its financial advisor and third-party calculation agent PwC and from DTL and AOS as described in (4) “Measures to ensure fairness” below, SYLA has concluded that the Share Exchange Ratio is appropriate based on the fact that it is within the range of the calculation results using the DCF method in the calculation report prepared by PwC and will contribute to the interests of SYLA shareholders, and has therefore determined that it is appropriate to carry out the Share Exchange based on the Share Exchange Ratio.

In addition to the above, after careful examination based on the results of due diligence, etc. conducted by each company on the other company and comprehensive consideration of factors such as CUMICA and SYLA’s finances, assets, and future prospects, etc., CUMICA and SYLA have held repeated negotiations and consultations with each other.

As a result, CUMICA and SYLA have determined that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders, and have therefore executed the Share Exchange Agreement between the two companies with the approval of their respective Boards of Directors.

(2) Matters related to calculation

(i) Name of calculation agents and relationship with both companies

CUMICA’s third-party calculation agent StandbyC and SYLA’s third-party calculation agent PwC are both calculation agents independent of CUMICA and SYLA, do not constitute affiliated parties of CUMICA or SYLA, and have no material interests that should be stated regarding the Share Exchange.

(ii) Overview of calculation

StandbyC, in its calculation with respect to CUMICA, respectively adopted the average market price method, because CUMICA is listed on a financial instruments exchange and has a market stock price, and in addition, the discounted cash flow method (the “DCF Method”) to reflect the status of future business activities in the evaluation.

In the average market price method, using the calculation reference date of November 29, 2024 as the reference date, StandbyC used the closing price on the reference date, and the simple average of closing prices for the five most recent business days, the most recent month, the three most recent months, and the six most recent months before the reference date for CUMICA Shares on the Tokyo Stock Exchange Standard Market.

In the DCF Method, with respect to CUMICA, the calculation was made by discounting future cash flows based on the financial forecasts for the periods from the fiscal year ending May 31, 2025 to the fiscal year ending May 31, 2027 prepared by CUMICA to the present value using a certain discount rate. The profit plan that constituted the assumptions for calculation includes business years in which a significant increase or decrease in profits is expected. Specifically, for the fiscal year ending May 31, 2025, due to the current low level of acquisition of real estate for development and sale, operating income is expected to be 143 million yen, a decrease by approximately 52% from 295 million yen in the previous fiscal year, and net income is expected to be 79 million yen, a decrease by approximately 63% from 213 million yen in the previous fiscal year. In addition, for the fiscal year ending May 31, 2026, due to the continued weakness in the acquisition of real estate for sale, operating income is expected to be 61 million yen, a decrease by approximately 58% from 143 million yen in the previous fiscal year, and net income is expected to be 21 million yen, a decrease by approximately 73% from 79 million yen in the previous fiscal year. In addition, for the fiscal year ending May 31, 2027, due to a recovery resulting from the re-strengthening of the development business, operating income is expected to be 195 million yen, an increase by approximately 223% from 61 million yen in the previous fiscal year, and net income is expected to be 116 million yen, an increase by approximately 441% from 21 million yen in the previous fiscal year. In addition, the financial forecasts do not assume the implementation of the Share Exchange.

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With respect to SYLA, StandbyC respectively adopted the average market price method, because SYLA’s ADSs are listed on the U.S. Nasdaq stock market and have a market stock price, and also the DCF Method to reflect the status of future business activities in the evaluation.

In the average market price method, using the calculation reference date of November 29, 2024 as the reference date, StandbyC used the closing price on the reference date, and the simple average of closing prices for the five most recent business days, the most recent month, the three most recent months, and the six most recent months before the reference date for SYLA ADSs on the U.S. Nasdaq stock market.

In the DCF Method, with respect to SYLA, the calculation was made by discounting future cash flows based on the financial forecasts for the periods from the fiscal year ending December 31, 2024 to the fiscal year ending December 31, 2026 prepared by SYLA to the present value using a certain discount rate. The profit plan that constituted the assumptions for calculation includes business years in which a significant increase or decrease in profits is expected. Specifically, for the fiscal year ending December 31, 2026, due to the plan to sell multiple properties with high profitability, operating income (consolidated) is expected to be 3.389 billion yen, an increase by 80% from 1.887 billion yen in the previous fiscal year, and net income (consolidated) is expected to be 1.846 billion yen, an increase by approximately 129% from 808 million yen in the previous fiscal year. In addition, the financial forecasts do not assume the implementation of the Share Exchange.

The share exchange ratio calculation results for each evaluation method when the value per share of CUMICA Shares is set as one are as follows. For SYLA Shares in the average market price method, since SYLA ADSs are quoted in U.S. dollars and 100 SYLA ADSs equal one SYLA Share, the share exchange ratio is calculated upon converting the closing price or the simple average of closing prices for one SYLA ADS to Japanese yen using the U.S. dollar rate (1 USD = 150.74 yen) on the reference date and making a unit conversion by multiplying by 100.

Method used	Share exchange ratio calculation range
Average market price method	52.09 – 81.93
DCF Method	93.75 – 228.61

In calculating the above share exchange ratio, StandbyC has in principle used the information provided by both companies and publicly available information, etc. as-is, and has assumed that all of the materials and information, etc. used are accurate and complete and that there are no facts undisclosed to StandbyC that could have a material impact on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness of the materials and information. Furthermore, StandbyC has not independently evaluated, appraised, or assessed the assets or liabilities (including contingent liabilities) of the two companies and their affiliated companies, including the analysis and evaluation of individual assets and liabilities, and has not requested appraisals or assessments from third-party organizations. StandbyC’s share exchange ratio calculation reflects the information and economic conditions as of November 29, 2024 (however, until the end of trading on the U.S. Nasdaq stock market on November 29 U.S. time for SYLA ADSs), and assumes that the financial forecasts of each company have been reasonably considered or prepared based on the best forecasts and judgments available at the present time by the management of each company.

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PwC, in its calculation with respect to CUMICA, respectively adopted the market price standard method, because CUMICA is listed on a financial instruments exchange and has a market stock price, as well as the DCF Method to reflect the status of future business activities in the evaluation.

In the market price standard method, using November 29, 2024 as the reference date, PwC used the closing price on the reference date, the simple average closing price and volume weighted average price for the most recent month up to the reference date, and the simple average closing price and volume weighted average price for the three most recent months up to the reference date for CUMICA Shares on the Tokyo Stock Exchange Standard Market.

In the DCF Method, with respect to CUMICA, the calculation was made by discounting future cash flows expected to be generated from the second quarter of the fiscal year ending May 31, 2025 onwards based on various factors such as the business plan for the period from the fiscal year ending May 31, 2025 to the fiscal year ending May 31, 2027 prepared by CUMICA, interviews with CUMICA, and information released to the public to the present value using a certain discount rate. It is stated that CUMICA’s business plan used by PwC in the calculation using the DCF Method includes business years in which a significant increase or decrease in profits is expected. Specifically, for the fiscal year ending May 31, 2025, operating income is expected to be 143 million yen, a decrease by approximately 52% from 295 million yen in the previous fiscal year, and net income is expected to be 79 million yen, a decrease by approximately 63% from 213 million yen in the previous fiscal year, due to the delay of real estate sales expected in the second half of the fiscal year ending May 31, 2025 to the following fiscal year. Also, for the fiscal year ending May 31, 2026, operating income is expected to be 61 million yen, a decrease by approximately 58% from 143 million yen in the previous fiscal year, and net income is expected to be 21 million yen, a decrease by approximately 73% from 79 million yen in the previous fiscal year, due mainly to a slump in the development business. In addition, for the fiscal year ending May 31, 2027, operating income is expected to be 195 million yen, an increase by approximately 223% from 61 million yen in the previous fiscal year, and net income is expected to be 116 million yen, an increase by 441% from 21 million yen in the previous fiscal year, due to a re-strengthening of the development business. In addition, CUMICA’s financial forecasts that constitute the assumptions for PwC’s analysis using the DCF Method do not assume the implementation of the Share Exchange.

With respect to SYLA, PwC adopted each of the market price standard method, because SYLA ADSs are listed on the U.S. Nasdaq stock market and have a market stock price, and in addition, the DCF Method to reflect the status of future business activities in the evaluation.

In the market price standard method, using November 29, 2024 as the reference date, PwC used the closing price on the reference date, the simple average closing price and volume weighted average price for the most recent month up to the reference date, and the simple average closing price and volume weighted average price for the three most recent months up to the reference date for SYLA ADSs on the U.S. Nasdaq stock market.

In the DCF Method, with respect to SYLA, the calculation was made by discounting future cash flows expected to be generated from the second half of the fiscal year ending December 31, 2024 onwards based on various factors such as the business plan for the period from the fiscal year ending December 31, 2024 to the fiscal year ending December 31, 2026 prepared by SYLA, interviews with SYLA, and information released to the public to the present value using a certain discount rate. It is stated that the profit plan used by PwC in the calculation using the DCF Method includes business years in which a significant increase in profits is expected. Specifically, for the fiscal year ending December 31, 2026, operating income is expected to be 3.389 billion yen, an increase by approximately 80% from 1.887 billion yen in the previous fiscal year, and net income is expected to be 1.846 billion yen, an increase by approximately 129% from 808 million yen in the previous fiscal year, due to an improvement in profit margins due to insourcing of real estate construction and growth in the crowdfunding business, in addition to the growth and expansion of the real estate development business. In addition, SYLA’s financial forecasts that constitute the assumptions for PwC’s analysis using the DCF Method do not assume the implementation of the Share Exchange.

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The share exchange ratio calculation results for each evaluation method when the value per share of CUMICA Shares is set as one are as follows. For SYLA Shares in the market price standard method, since the trading values of SYLA ADSs are quoted in US dollars and 100 SYLA ADSs equal one SYLA Share, the share exchange ratio is calculated upon converting the closing price, the simple average of closing prices, or volume weighted average price for one SYLA ADS to Japanese yen using the U.S. dollar rate (1 USD = 150.74 yen) on the reference date and making a unit conversion by multiplying by 100.

Method used	Share exchange ratio calculation range
Market price standard method	66.30 – 79.22
DCF Method	97.55 – 118.04

In calculating the above share exchange ratio, PwC has in principle used the information provided by both companies and publicly available information, etc. as-is, and has assumed that all of the materials and information, etc. used are accurate and complete and that there are no facts undisclosed to PwC that could have a material impact on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness of the materials and information. In addition, PwC has assumed that the information pertaining to the financial forecasts of both companies (including the business plans and other information) has been reasonably prepared based on the best forecasts and judgments available at the present time by the management teams of both companies. Furthermore, PwC has not independently evaluated, appraised, or assessed the assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the two companies and their affiliated companies, including the analysis and evaluation of individual assets and liabilities, and has not requested appraisals or assessments from third-party organizations. PwC’s share exchange ratio calculation reflects the information and economic conditions as of November 29, 2024.

Furthermore, the sole purpose of PwC’s calculation is to serve as a reference for SYLA’s Board of Directors to consider the Share Exchange Ratio.

(3)	Expected delisting and reasons therefor

Since SYLA will become a wholly-owned subsidiary of CUMICA on the effective date of June 1, 2025 (scheduled) as a result of the Share Exchange, SYLA’s ADSs are scheduled to be delisted on May 29, 2025 (U.S. time) after completing the U.S. Nasdaq stock market’s prescribed procedures. After delisting, SYLA ADSs will no longer be able to be traded on the U.S. Nasdaq stock market.

The CUMICA Shares to be allotted to SYLA shareholders through the Share Exchange are listed on the Tokyo Stock Exchange Standard Market, and trading will be possible on that market even after the Share Exchange, so for SYLA shareholders who will receive allotment of CUMICA Shares, although there is a possibility that shares less than one unit may be allotted depending on the number of shares held, it will be possible to trade CUMICA Shares of one unit or more on the Tokyo Stock Exchange Standard Market, and it is believed that stock liquidity can be ensured.

In order for those holding SYLA ADSs to receive an allotment of CUMICA Shares in the Share Exchange, they must, prior to the effective date of the Share Exchange, receive the SYLA Shares represented by the SYLA ADSs in place of the SYLA ADSs in accordance with the procedures established by The Bank of New York Mellon, the depositary bank for the SYLA ADSs (the “Depositary Bank”). Investors who hold SYLA ADSs as of the effective date will not receive CUMICA Shares in the Share Exchange, but rather, the CUMICA Shares allocated to the Depositary Bank in the Share Exchange (with respect to SYLA Shares represented by the SYLA ADSs) will be sold on the market etc. by the Depositary Bank, and the proceeds from such sale will be delivered to such investors in accordance with the provisions of the deposit agreement related to the SYLA ADSs, in accordance with the percentage of SYLA ADSs held and after predetermined fees and expenses have been excluded. Due to factors such as the aforementioned fees or expenses, fluctuations in the share price of CUMICA Shares after the effective date of the share exchange, and fluctuations in the exchange rate between the Japanese yen and the US dollar, such amount may differ from the market value of CUMICA Shares as of the effective date if SYLA ADSs held as of the effective date are converted using the Share Exchange Ratio.

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Furthermore, those holding SYLA ADSs will be able to trade their SYLA ADSs as usual on the U.S. Nasdaq stock market until May 28, 2024 (U.S. time) (scheduled), which is the final trading date.

(4)	Measures to ensure fairness

CUMICA and SYLA have determined that because SYLA already holds 3,688,300 CUMICA Shares (which accounts for 30.58% of the 12,060,300 shares that are the total number of issued shares as of September 30, 2024), CUMICA constitutes an equity method affiliate of SYLA, and because there is a relationship between the two companies as described in 4.(13) “Relationship between the companies involved” below, it is necessary to ensure the fairness of the Share Exchange, and have implemented the following measures to ensure fairness.

(i)	Acquisition of calculation report from an independent third-party calculation agent

CUMICA has appointed StandbyC and SYLA has appointed PwC as their respective third-party calculation agents, and each has obtained a calculation report regarding the share exchange ratio from their respective calculation agents. Please see (2) “Matters related to calculation” above for an overview of the calculation report. Neither CUMICA nor SYLA have obtained a written opinion from their respective third-party calculation agents stating that the Share Exchange Ratio is appropriate or fair from a financial perspective (a fairness opinion).

(ii)	Advice from independent law firms

CUMICA has appointed TMI as its legal advisor and has received legal advice from TMI regarding the procedures for the Share Exchange and CUMICA’s decision-making methods and processes, etc. TMI is independent from both CUMICA and SYLA and has no material interest with respect to CUMICA or SYLA.

SYLA has appointed DTL and AOS as its legal advisors and has received legal advice from DTL and AOS regarding the procedures for the Share Exchange and SYLA’s decision-making methods and processes, etc. DTL and AOS are independent from both CUMICA and SYLA and have no material interest with respect to CUMICA or SYLA.

(5)	Measures to avoid conflict of interest

Because SYLA already holds 30.58% of CUMICA’s total number of issued shares, making CUMICA an equity method affiliate of SYLA, and because there is a relationship between the two companies as described in 4.(13) “Relationship between the companies involved” below, in addition to the measures in (4) above, CUMICA has taken the following measures to avoid conflict of interest.

(i)	Establishment of a special committee

In response to receiving SYLA’s request for the Share Exchange, on September 18, 2024, because of the risk of a structural conflict of interest with SYLA, which is CUMICA’s largest shareholder that is its major shareholder and an otherwise related company and dispatches two directors to it, in relation to the Share Exchange, CUMICA, while receiving advice from its legal advisor TMI, resolved at a meeting of its board of directors held on September 24, 2024 to establish the Special Committee comprising Mr. Nobutake Nishijima and Mr. Akira Shibata, who are CUMICA’s outside directors and independent from SYLA, and Mr. Noboru Araki (certified public accountant, KK Bloom Advisory) and Mr. Yoshitaka Obitsu (attorney, Socius Legal Services), who are outside experts without an interest in SYLA or CUMICA, and conduct examination of the Share Exchange from a standpoint independent from SYLA and CUMICA in order to eliminate the risk of arbitrariness and conflict of interest in the decision-making process for the Share Exchange by CUMICA’s board of directors, ensure the fairness of the Share Exchange, and obtain an opinion as to whether a decision by CUMICA’s board of directors to carry out the Share Exchange would be disadvantageous to minority shareholders. Furthermore, CUMICA has not changed the members of the Special Committee from the four members initially appointed to the Special Committee. In addition, each committee member will be paid fixed remuneration as consideration for their duties, irrespective of the content of the report.

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Furthermore, when examining the Share Exchange, CUMICA consulted with the Special Committee on (a) matters relating to the reasonableness of the Share Exchange’s purpose (including whether the Share Exchange would contribute to the improvement of CUMICA’s corporate value), (b) matters relating to the appropriateness of the transactions terms and conditions of the Share Exchange (including the appropriateness of the implementation method of the Share Exchange), (c) matters relating to the fairness of the procedures for the Share Exchange (including examining which, and to what extent, measures to ensure fairness should be implemented), and (d) based on (a) to (c) above and other matters, whether the decision by the board of directors of CUMICA to implement the Share Exchange would be disadvantageous for minority shareholders (collectively the “Inquiry Matters”). When CUMICA’s board of directors passed its resolution establishing the Special Committee, it also resolved that ① when making the decision with respect to the Share Exchange, it would give full respect to the opinion of the Special Committee, and if the Special Committee determines that the Share Exchange is not appropriate, it would not make a decision to carry out the Share Exchange and ② CUMICA would grant the Special Committee authority to discuss and negotiate the transaction terms and conditions, etc. of the Share Exchange with SYLA. At the same time, the board of directors also resolved that (i) when the Special Committee determines it to be necessary, it may appoint a chair and stipulate other matters regarding the operation of the Special Committee by a resolution of a majority of its members, (ii) the Special Committee may, at CUMICA’s expense, conduct investigations with regard to the Share Exchange (including questioning, or requesting explanations or advice from, CUMICA’s officers and employees related to the Share Exchange and CUMICA’s advisors with respect to the Share Exchange about matters necessary to examine the Inquiry Matters), (iii) the Special Committee may ① itself conduct discussions and negotiations with transaction-related parties (including, but not limited to, SYLA and SYLA’s advisors with respect to the Share Exchange) and ② the Special Committee may, at its judgment, cause the Company’s officers or employees (limited to those without a risk of conflict of interest) to participate in the above discussions or negotiations, (iv) if the opinion of the Special Committee on the report is not unanimous, the conclusion approved by the majority of the members shall be the content of the report, but any member with an objection to all or part of the content of such report may request that their opinion be noted in the content of the report, (v) even if, from the perspective of convenience of meeting proceedings, a meeting of the Special Committee is attended by an officer or employee of CUMICA, or an advisor of CUMICA with respect to the Share Exchange, the Special Committee may request such attendee to leave as necessary, and (vi) when recognized to be necessary, the Special Committee may, at CUMICA’s expense, appoint its own lawyer, calculation agent, certified public accountant, or other advisors, and the Special Committee may nominate or request the change of CUMICA’s advisors with respect to the Share Exchange, and may also issue necessary directions to CUMICA’s advisors.

During the period from September 25, 2024 to November 29, 2024, the Special Committee held a total of 13 meetings, and carefully examined and discussed the Inquiry Matters. Specifically, the Special Committee received explanations from CUMICA regarding the background leading to receipt of the proposal for the Share Exchange, the purpose of the Share Exchange, the business environment, business plans, and management issues, etc., and conducted written and verbal Q&A sessions. The Special Committee also received explanations from SYLA regarding the background leading to and reasons for the proposal of the Share Exchange, the purpose of the Share Exchange, the overall group management policy after the Share Exchange, and the various terms and conditions of the Share Exchange, etc., and conducted written and verbal Q&A sessions. In addition, the Special Committee received explanations from CUMICA regarding the details, material assumptions, and background to preparation, etc. of business plans prepared by CUMICA, conducted Q&A sessions, and then confirmed the reasonableness thereof, and gave its approval. Additionally, the Special Committee received explanations from StandbyC regarding the reasons for the calculation methods used for calculation of the share exchange ratio and the results of the calculation of the share exchange ratio in the Share Exchange.

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The Special Committee also received timely reports on the details and negotiation process, etc. from Mita Securities, which was in charge of negotiations for CUMICA, whenever CUMICA received proposals regarding the Share Exchange Ratio from SYLA, and was substantially involved in the negotiation process regarding the transaction terms and conditions of the Share Exchange, such as deliberating and examining the details thereof, and giving directions and making requests to Mita Securities. In addition, the Special Committee received explanations from TMI regarding measures taken to reduce or prevent conflict of interest in the Share Exchange and regarding the Share Exchange.

With that background, the Special Committee conducted careful discussion and examination based on these explanations, the results of calculations, and other examination materials, and submitted a report dated [month TBD] [day TBD], 2024 to CUMICA to the effect that (a) it found the purpose of the Share Exchange to be reasonable (including that the Share Exchange would contribute to the improvement of CUMICA’s corporate value), (b) it found the transaction terms and conditions of the Share Exchange to be appropriate (including that the implementation method of the Share Exchange was appropriate), (c) it found the procedures for the Share Exchange to be fair (including examining which, and to what extent, measures to ensure fairness should be implemented), and (d) based on (a) to (c) above and other matters, the decision of CUMICA’s board of directors to implement the Share Exchange is not disadvantageous to minority shareholders.

(ii)	Approval by directors excluding those with an interest

Among CUMICA’s five directors, Takahide Watanabe is a former director of SYLA and Tomoyoshi Uranishi concurrently serves as an independent director of SYLA at the present time, so from the perspective of avoiding conflict of interest, Takahide Watanabe and Tomoyoshi Uranishi have not participated in deliberations and resolutions by the CUMICA Board of Directors regarding the Share Exchange and have not participated in discussions and negotiations with SYLA regarding the Share Exchange in the capacity of CUMICA.

The agenda item at the CUMICA Board of Directors regarding the Share Exchange was approved unanimously by three of the five CUMICA directors, excluding the two aforementioned directors, Takahide Watanabe and Tomoyoshi Uranishi.

4. Overview of the Companies Involved in the Share Exchange

		Share exchange wholly-owning parent company	Share exchange wholly-owned subsidiary
(1)	Name	CUMICA Corporation	SYLA Technologies Co., Ltd.
(2)	Location	389-1 Kinmeicho, Soka-shi, Saitama	1-1-39 Hiroo, Shibuya-ku, Tokyo
(3)	Title and name of representative	Representative of Director President Hironori Iijima	Chairman, CEO, Co-President and Director Hiroyuki Sugimoto
(4)	Business	Real estate and general construction	Proptech business centered on asset management platform “Rimawari-kun,” Rimawari-kun AI development
(5)	Capital	2,300 million yen	100 million yen
(6)	Date of establishment	June 1976	March 2009
(7)	Number of issued shares	12,060,300	260,891
(8)	End of fiscal year	May	December
(9)	Number of employees	29 (non-consolidated)	27 (non-consolidated)
(10)	Main customers	Individuals etc.	Individuals etc.
(11)	Main bank	The Musashino Bank	Kiraboshi Bank. Ltd.
(12)	Major shareholders and shareholding ratio

SYLA Technologies Co., Ltd. (30.58%)

The Musashino Bank, Ltd. (2.57%)

The Tokyo Higashi Shinkin Bank (1.66%)

JP Morgan Securities Japan (0.98%)

Koueikai Mochikabukai (0.84%)

Sho Onuma (0.69%)

Akie Onuma (0.65%)

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (0.65%)

Tadao Imai (0.59%)

BNYM SA/NV FOR BNYM FOR BNY GCM

CLIENT ACCOUNTS M LSCB RD (0.45%)

K.K. SY (42.79%)

THE BANK OF NEW YORK MELLON (17.41%)

Yoshiyuki Yuto (9.90%)

Hiroyuki Sugimoto (9.39%)

Vector Inc. (2.41%)

Li Tianqui (2.03%)

ONODERA GROUP Co., Ltd. (1.77%)

Koichi Ito (1.73%)

SY Consulting, Inc. (1.46%)
Yozo Tachibana (1.02%)

(13)	Relationship between the companies involved

Capital relationship	SYLA holds 3,688,300 CUMICA Shares. (major shareholder, largest shareholder, other related company; capital contribution ratio 30.58%)
Personal relationship	CUMICA’s Representative Director & Vice President Takahide Watanabe is a former director of SYLA, and Director Tomoyoshi Uranishi (Audit & Supervisory Committee Member) is an independent director of SYLA.
Transactional relationship	There are real estate transactions and construction contracts.
Affiliated party status	CUMICA constitutes an equity method affiliate of SYLA. In addition, SYLA constitutes a major shareholder, largest shareholder, and otherwise related company of CUMICA.

(14)	Business results and financial condition for the past three years

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Accounting period	CUMICA Corporation (non-consolidated)			SYLA Technologies Co., Ltd. (consolidated)
	FY Ended May 31, 2022	FY Ended May 31, 2023	FY Ended May 31, 2024	FY Ended December 31,2021	FY Ended December 31, 2022	FY Ended December 31, 2023
Net assets	11,110	11,447	11,253	5,582	6,567	11,181
Total assets	18,948	17,238	15,157	21,464	29,793	40,084
Net assets per share (yen)	1,049	1,081	1,063	23,466.14	27,419.59	42,855.77
Sales	6,065	7,444	4,765	16,665	22,056	22,743
Operating profit	1,117	1,083	295	682	779	1,441
Ordinary profit	1,019	1,081	303	No applicable classification due to U.S. standards
Income before taxes	1,141	934	309	500	656	1,015
Net income attributable to owners of the parent	835	765	213	277	395	681
Net income per share (yen)	78.85	72.27	20.10	1,201.09	1,650.09	2,671.99
Dividend per share (yen)	40	40	30	50	70	250

(Note 1) As of December 2, 2024, except where otherwise specified.

(Note 2) Units of million yen, except where otherwise specified.

(Note 3) Shareholding ratios are stated as a percentage of the total number of issued shares. Calculations are rounded down to the second decimal place.

(Note 4) CUMICA uses Japanese GAAP, whereas SYLA uses US GAAP.

(Note 5) The exchange rates used by SYLA for its financial statements are as follows: 1 USD = 115.02 JPY for the fiscal year ended December 2021, 1 USD = 131.81 JPY for the fiscal year ended December 2022, and 1 USD = 140.92 JPY for the fiscal year ended December 2023.

5. Status After the Share Exchange

Share exchange wholly-owning parent company
(1)	Name	SYLA Holdings Co., Ltd.
(2)	Location	1-1-39 Hiroo, Shibuya-ku, Tokyo
(3)	Title and name of representative	Chairman & CEO Hiroyuki Sugimoto President and CEO Yoshiyuki Yuto
(4)	Business	Real estate, general construction
(5)	Capital	Not finalized at present.
(6)	End of fiscal year	May 31
(7)	Net assets	Not finalized at present.
(8)	Total assets	Not finalized at present.

After the Share Exchange is executed, SYLA Holdings Co., Ltd. plans to transition to a pure holding company in the future, and in conjunction with this, it plans to spin off the current business of CUMICA. Further details will be considered going forward.

6. Overview of Accounting Treatment

The Share Exchange is planned to be subject to accounting treatment as a “reverse acquisition” under the Accounting Standards for Business Combinations. In addition, goodwill or negative goodwill is expected to be generated in CUMICA’s consolidated financial statements as a result of the Share Exchange, but the amount of goodwill or negative goodwill that will be generated is undetermined at this time.

7. Future Outlook

Because the effective date of the Share Exchange is scheduled for June 1, 2025, the impact of the Share Exchange on the financial results of both companies for the current fiscal year is expected to be minimal. In addition, the consolidated earnings forecast of the new integrated company after the Share Exchange will be promptly announced as soon as it is finalized. Furthermore, after the establishment of the new integrated company, the business environment surrounding the group after the Management Integration, the group’s business strategy going forward, etc. will be considered, and a medium-term management plan for the group after the Management Integration will be formulated and publicly released.

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The Share Exchange is a share exchange in which CUMICA will become the wholly-owning parent company and SYLA will become the wholly-owned subsidiary, and CUMICA Shares will continue to be listed on the Tokyo Stock Exchange. In this regard, if the Tokyo Stock Exchange determines that CUMICA is not a substantive surviving company after the Share Exchange, the Tokyo Stock Exchange may announce that a grace period regarding loss of substantive viability (improper merger, etc.) is expected to begin from the effective date of the Share Exchange, and in such case, an announcement to such effect will be made without delay.

CUMICA Shares will continue to be listed even after entering the grace period. If, as a result of the substantive viability examination, the Tokyo Stock Exchange finds that CUMICA is not a substantively surviving company, the grace period will begin from the date of the Share Exchange (June 1, 2025), and if, during the period until the end of the grace period on May 31, 2029, the CUMICA Shares are found to meet the standards equivalent to the initial listing examination standards, the grace period will be lifted.

The CUMICA Shares may be delisted if they do not meet the standards set by the Tokyo Stock Exchange within the grace period, but CUMICA is scheduled to undergo an examination to be recognized as complying with standards equivalent to the initial listing examination standards set by the Tokyo Stock Exchange, and is making thorough preparations in order to be recognized as complying with the standards as soon as possible.

In addition, as a result of the Share Exchange, SYLA, which has CUMICA as an equity method affiliate, is scheduled to become a wholly-owned subsidiary of CUMICA. The accounting treatment for CUMICA’s non-consolidated subsidiaries RIVER SKY HOMES.CO.,LTD., RIBERESUTE CORPORATION TAIWAN, and K.K. WAKABA has not yet been determined. There will be discussions with the auditing firm going forward.

The impact of the Share Exchange on the consolidated financial results of both companies in the fiscal year ending May 31, 2025 is expected to be minimal, but going forward, if there is a need to revise earnings forecasts or if there are any matters that should announced, they will be promptly disclosed.

II. Regarding the Trade Name Change and the Articles of Incorporation Amendment

1. Reason for the Trade Name Change and the Articles of Incorporation Amendment

In order to change CUMICA’s trade name to SYLA Holdings Co., Ltd., change the head office location to Shibuya-ku, Tokyo, and add a chairperson director to the directors with titles in connection with the Management Integration, Article 1 (Trade Name), Article 3 (Location of Head Office), and Article 20 (Representative Director and Directors with Titles) of the current Articles of Incorporation will be amended.

Also, CUMICA plans to newly issue CUMICA commons shares to SYLA through the Share Exchange as stated in I.2.(3) “Details of allotment related to the Share Exchange” above, and as a result, the number of CUMICA issued shares will increase and exceed the current total number of authorized shares, so in order to implement the Share Exchange, it will be necessary to increase the company’s total number of authorized shares. Therefore, Article 7 (Total Number of Authorized Shares) of the current Articles of Incorporation will be amended.

The Trade Name Change and the Articles of Incorporation Amendment are subject to the approval of the proposal regarding the Articles of Incorporation Amendment as originally proposed at CUMICA’s extraordinary general meeting of shareholders scheduled to be held on February 14, 2025 and the Share Exchange taking effect thereafter, and shall become effective on the effective date of the Share Exchange, and a supplementary provision to that effect will be provided.

2. Details of the Articles of Incorporation Amendment

Details of the amendment will be as shown in the Appendix.

3. Timing of the Articles of Incorporation Amendment

Date of the extraordinary general meeting of shareholders to discuss the Articles of Incorporation Amendment (CUMICA)	Friday, February 14, 2025 (scheduled)
Effective date of the Articles of Incorporation Amendment	Sunday, June 1, 2025 (scheduled)

End

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(Reference) CUMICA earnings forecast for the current period (released on October 15, 2024) and previous period results

(Unit: million yen)

	Sales	Operating profit	Ordinary profit	Net income attributable to owners of the parent
Earnings forecast for the current period (FY ending May 31, 2025)	4,674	143	113	79
Previous period results (FY ended May 31, 2024)	4,765	295	303	213

(Reference) SYLA earnings forecast for the current period (released on November 20, 2024) and previous period results

(Unit: million yen)

	Sales	Operating profit	Consolidated income before tax	Net income attributable to owners of the parent
Earnings forecast for the current period (FY ending December 31, 2024)	29,000	1,800	-	-
Previous period results (FY ended December 31, 2023)	22,743	1,441	1.015	681

Appendix: Details of the Articles of Incorporation Amendment

(Changes underlined.)

Current Articles of Incorporation	Proposed change

Chapter 1 General Provisions	Chapter 1 General Provisions

Article 1 Trade Name	Article 1 Trade Name

The name of the Company is Kabushiki Kaisha CUMICA and shall by styled CUMICA CORPORATION in English.	The name of the Company is Kabushiki Kaisha SYLA HOLDINGS and shall be styled SYLA Holdings Co., Ltd. in English.

Article 2 (Provision omitted)	Article 2 (As at present)

Article 3 Location of Head Office	Article 3 Location of Head Office

The company has its head office in Soka-shi, Saitama.	The company has its head office in Shibuya-ku, Tokyo.

Article 4 – Article 6 (Provisions omitted)	Article 4 – Article 6 (As at present)

Chapter 2 Shares	Chapter 2 Shares

Article 7 Total Number of Authorized Shares The total number of authorized shares of the Company shall be 16,000,000 shares.	Article 7 Total Number of Authorized Shares The total number of authorized shares of the Company shall be 80,000,000 shares.

Article 7-2 – Article 19 (Provisions omitted)	Article 7-2 – Article 19 (As at present)

Article 20 Representative Director and Directors with Titles	Article 20 Representative Director and Directors with Titles

1.	The board of directors shall appoint a representative director pursuant to a resolution thereof.	1.	The board of directors shall appoint a representative director pursuant to a resolution thereof.
2.	The board of directors, pursuant to a resolution thereof, may determine one president director and a number of vice president directors, executive managing directors, and managing directors.	2.

The board of directors, pursuant to a resolution thereof, may determine one chairperson director, one president director and a number of vice president directors, executive managing directors, and managing directors.

Article 21 – Article 30 (Provisions omitted)	Article 21 – Article 30 (As at present)

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